June 16, 2011
VIA EDGAR
Mary A. Cole, Senior Counsel
Division of Investment Management
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:	Fidus Investment Corporation and Fidus Mezzanine Capital, L.P. Registration Statement on Form N-2/N-5 (File Nos. 814-00861; 333-172550)
Dear Ms. Cole:
     Acting on behalf of the several underwriters, we hereby join in the request of Fidus Investment Corporation and Fidus Mezzanine Capital, L.P. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Monday, June 20, 2011, or as soon thereafter as practicable.
     Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between June 1, 2011 and June 20, 2011, we distributed 4,005 copies of the Preliminary Prospectus dated June 1, 2011, of which 1,825 copies were distributed to other underwriters. The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.
     We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.
Signature Page Follows

Mary A. Cole

Very Truly Yours,

By:	Morgan Keegan & Company, Inc.
acting on behalf of the several underwriters

By: Name:	/s/ Susie L. Brown Susie L. Brown
Title:	Managing Director